UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation, 99 Church Street, New York, New York 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibit

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	5

Notes to Financial Statements	6-12

Schedule of Assets Held for Investment Purposes as of December 31, 2006	13

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	14

(b) Exhibit

Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Profit Participation Plan of Moody’s Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Participation Plan of Moody’s Corporation (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
June 29, 2007

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Benefits

(amounts in thousands)

	December 31,
	2006	2005
ASSETS:
Investments, at fair value	$289,273	$241,336
Employer contribution receivable	6,559	6,558
Employee contribution receivable	560	449

Total assets	296,392	248,343

LIABILITIES:
Contribution refund payable	503	390

Total liabilities	503	390

Net assets available for plan benefits at fair value	295,889	247,953
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	468	529

Net assets available for plan benefits	$296,357	$248,482

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Benefits

(amounts in thousands)

Year ended December 31, 2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$22,891
Interest	187
Dividends	8,778

Total investment income	31,856

Contributions:
Participant	23,729
Employer	10,927

Total contributions	34,656

Total additions	66,512

Deductions from net assets attributed to:
Benefits paid to participants	21,425
Administrative expenses	63

Total deductions	21,488

Net increase in plan assets prior to transfer-in	45,024
Transfer-in of participants’ balances (Note 1)	2,851

Net increase in plan assets	47,875
Net assets available for benefits:
Beginning of the year	248,482

End of the year	$296,357

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan of Moody’s Corporation (the “Plan”) is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to September 30, 2000, Moody’s Corporation (“Moody’s” or the “Company”) operated as a subsidiary of The Dun & Bradstreet Corporation (“Old D&B”). On September 30, 2000 (the “Distribution Date”), the Company separated from Old D&B and has since operated as an independent public company. On the Distribution Date, the Company established the Profit Participation Plan of Moody’s Corporation for the benefit of its eligible employees. Moody’s participants’ balances were transferred from the Old D&B Profit Participation Plan to the Moody’s Plan in October 2000. The following summary provides an overview of major Plan provisions and is provided for general information purposes. Employees who participate in the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Plan Merger and Transfer

The Economy.com, Inc. Profit Sharing and 401(k) Plan was merged into the Plan effective February 28, 2006 and assets of approximately $2.9 million were transferred into the Plan. The transfer of the assets is shown as an addition to the net assets of the Plan for the year ended December 31, 2006 and is reflected as “Transfer-in of participants’ balances” on the Statement of Changes in Net Assets Available for Benefits.

Eligibility

Full time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Part time employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following employment, or in any calendar year following employment.

Contributions

Participants contribute to the Plan by authorizing payroll deductions between 1% and 16% of their compensation as defined in the Plan. The Company makes matching contributions (the “Company Matching Contribution”) equal to 50% of the first 6% of annual compensation that is contributed to the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for federal income tax purposes. A participant’s aggregate contributions may not exceed 16% of the participant’s compensation subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”). Payroll deductions for participant contributions and the corresponding Company Matching Contribution not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements. At December 31, 2006, the employee contribution receivable was approximately $560,000 and the Company Matching Contribution receivable was approximately $176,000.

The Plan provides for additional Company matching contributions based on the Company’s earnings per share (“EPS”) (the “EPS Match”). In 2006 and 2005, an EPS Match was accrued when the Company’s growth in EPS versus the prior year was greater than 7%. The aggregate EPS Match for all eligible Plan participants was $6.4 million for both 2006 and 2005. These amounts were included in the employer contributions receivable balance in the financial statements at December 31, 2006 and 2005 and paid to the Plan in March 2007 and March 2006, respectively. Participants at their discretion may invest their contributions in any or all of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, the Fidelity Low-Priced Stock Fund, and the Fidelity Aggressive Growth Fund, which are not open to new investments.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 25% of their account balance in the Moody’s Common Stock Fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

Distributions

Upon retirement or other termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ vested benefits that are less than $1,000 will receive an automatic distribution of their balance.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2006 and 2005, interest rates on participant loans ranged from 5.75% to 11.50%.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2006 were approximately $0.8 million. Forfeited amounts can be used to reduce future Company contributions. During the year ended December 31, 2006, approximately $2.0 million was used to offset Company contributions. As of December 31, 2006 and 2005, the Plan held forfeited amounts totaling $0.6 million and $1.8 million, respectively.

Administration of the Plan

The Plan is administered by the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation, which has delegated certain authority related to the Plan to the Management Benefits and Compensation Committee. Fidelity Management Trust Company (the “Trustee”) is Trustee of the Plan and has custody of the Plan’s assets. During 2006, the Management Benefits and Compensation Committee designated United States Trust Company, National Association, (“Investment Manager”) as the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund.

Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for certain Trustee fees and Investment Manager fees, which are charged to the Plan, and totaled approximately $63,000 for the year ended December 31, 2006. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 784,353 and 865,125 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $21.9 million and $21.8 million, respectively. The Plan earned dividends of approximately $230,000 from Moody’s Corporation common stock during the year ended December 31, 2006.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions (“Benefit Payments”) are recorded when paid. At December 31, 2006, all Benefit Payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

Recent Accounting Pronouncements

As of December, 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from the fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS 157 establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. The Plan administrator is currently evaluating the impact the adoption of SFAS 157 will have on the Plan’s financial statements.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Plan participants that are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Investment Valuation

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the market value determined by the closing quoted price for the companies’ common stock on the last business day of the year. Investments in mutual funds are valued at the net asset value of the shares held by the Plan on the last business day of the year and generally are based on the fair value of the underlying assets. Common trust funds are valued at the net asset value of the shares held by the Plan on the last business day of the year and generally are based on the fair value of the underlying assets and on information provided by the funds’ managers. Participant loans are valued at cost which approximates fair value.

Investment contracts are presented at fair value on the Statement of Net Assets Available for Benefits. The investments in the fully benefit-responsive investment contracts are adjusted to contract value which is equal to the principal balance plus accrued interest. As provided in the FSP, an investor contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation/(Depreciation) of Investments

The net appreciation (depreciation) in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

3. Investments

The Plan currently consists of the following twenty funds:

1.	The Special Fixed Income Fund is invested in Fidelity’s Managed Income Portfolio II (“MIP II”). MIP II invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. Investment contracts provide for the payment of a specified rate of interest to MIP II and for the repayment of principal when the contract matures.

2.	The Fidelity U.S. Bond Index Fund is mainly invested in bonds included in the Lehman Brothers Aggregate Bond Index, which is comprised of fixed-rate debt issues including government, corporate, asset-backed and mortgage-backed securities.

3.	The Fidelity PIMCO Total Return Fund is invested in all types of bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

4.	The Fidelity Equity-Income Fund is mainly invested in income-producing equity securities, which tends to lead to investments in large-capitalization stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

5.	The Fidelity U.S. Equity Index Commingled Pool is primarily invested in common stocks included in the S&P 500 Index, which contains 500 large U.S. based companies.

6.	The Fidelity Aggressive Growth Fund is primarily invested in common stocks of foreign and domestic issuers. The fund invests in companies that the fund believes offer the potential for accelerated earnings or revenue growth. The fund closed to new investments in August 2005. As of January 2007, existing balances in this fund were automatically transferred to the Fidelity Mid-Cap Stock Fund.

7.	The Fidelity Blue Chip Growth Fund is primarily invested in common stocks of well-known and established companies considered “blue chip” by the fund’s investment manager. The fund may also invest in companies with strong earnings and future growth potential that the fund’s investment manager believes are positioned to become the “blue chips” of the future.

8.	The Fidelity Low-Priced Stock Fund is primarily invested in “low-priced” common stocks, which are priced at or below $35 per share at the time of investment. The fund may potentially invest in stocks not considered low-priced. The fund closed to new investments on July 30, 2004.

9.	The Fidelity Mid-Cap Stock Fund is primarily invested in common stocks of companies with market capitalizations that are similar to those of companies in the S&P MidCap 400 Index. The fund may also consider investing in companies with smaller or larger market capitalizations.

10.	The Fidelity Diversified International Fund invests the majority of its assets in foreign securities. Normally assets are invested primarily in common stock.

11.	The Spartan Extended Market Index Fund is primarily invested in common stocks included in the Wilshire 4500, which represents the performance of stock of mid- to small capitalization U.S. companies.

12.	The Spartan International Index Fund is primarily invested in common stocks included in the Morgan Stanley Capital International Europe, Australasia, and Far East Index, which represents the performance of foreign stock markets.

13.	Fidelity Asset Manager allocates the fund’s assets among stocks, bonds, and short-term and money market instruments, with the long-term objective of maintaining the asset allocation at 50%, 40% and 10%, respectively. At any point in time, the fund’s asset allocation can be within the following ranges: stock class—30% to 70%; bond class—20% to 60%; and short-term/money market class—0% to 50%. As of January 2007, this investment option was no longer available and existing balances in this fund were automatically transferred to the Fidelity Freedom Fund.

14.	DWS RREEF Real Estate Securities Fund – Institutional Class primarily invests under normal circumstances at least 80% of net assets in real estate investment trusts and companies engaged in the real estate industry. New option as of January 2007.

15.	Goldman Sachs Mid Cap Value Fund – Institutional Class primarily invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap Value Index at the time of investment. New option as of January 2007.

16.	Lazard Emerging Markets Portfolio – Institutional Class primarily invests in securities of companies in emerging markets countries that are believed to be inexpensively priced relative to the return on total capital or equity. New option as of January 2007.

17.	Fidelity Freedom Income Fund primarily invests approximately 37% in investment grade fixed income funds, 3% in high yield fixed income funds, 40% in short-term funds and 20% in domestic equity funds. New option as of January 2007.

18.	Fidelity Freedom Funds (10 options) are investment options that allow the investor to select the fund that best matches their expected retirement year, based upon date of birth. This fund invests in a diversified portfolio of Fidelity equity, fixed-income and short-term mutual funds to provide moderate asset allocation. New option as of January 2007.

19.	The Moody’s Corporation Stock Fund is invested in the common stock of Moody’s Corporation. Ownership is measured in units of the fund instead of shares of stock.

20.	The Dun & Bradstreet Legacy Fund is primarily invested in the common stock of The Dun & Bradstreet Corporation. Ownership is measured in units of the fund instead of shares of stock. This fund consists only of amounts transferred from the Old D&B Plan, and as of the Plan inception date was not open to new investments.

At December 31, 2006 and 2005, the Plan’s assets were invested as described below. Individual investment balances that represent 5% or more of net assets at December 31, 2006 and 2005 are listed separately as of the applicable date.

	December 31,
	2006	2005
	(in thousands)
Common Trust Funds:
Fidelity U.S. Equity Index Commingled Pool (1,121,116 and 1,147,632 shares, as of December 31, 2006 and 2005, respectively)	$50,910	$45,033
Fidelity Managed Income Portfolio II (39,536,818 and 36,097,479 shares, as of December 31, 2006 and 2005, respectively)	39,069	35,568

Total Common Trust Funds	$89,979	$80,601

Common Stock Funds:
Moody’s Corporation Stock Fund (1,476,645 and 1,194,783 units, as of December 31, 2006 and 2005, respectively)	$55,268	$54,135
Common stock funds individually less than 5% of net assets	3,138	2,612

Total Common Stock Funds	$58,406	$56,747

Mutual Funds:
Fidelity Diversified International Fund (690,760 and 435,475 shares, as of December 31, 2006 and 2005, respectively)	$25,524	$14,170
Fidelity Low-Priced Stock Fund (365,700 and 344,395 shares, as of December 31, 2006 and 2005, respectively)	15,923	14,065
Spartan Extended Market Index Fund (398,016 shares as of December 31, 2006)	15,336	*
Fidelity Mid-Cap Stock Fund (496,405 shares as of December 31, 2006)	14,465	*
Mutual funds individually less than 5% of net assets	69,640	75,753

Total Mutual Funds	$140,888	$103,988

Total Investments	$289,273	$241,336

*	Included in mutual funds individually less than 5% of net assets for 2005.

During the year ended December 31, 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

December 31, 2006
(in thousands)
Mutual Funds	$9,223
Common Trust Funds—Fidelity Managed Income Portfolio II and the Fidelity U.S. Equity Index Commingled Pool	7,016
Moody’s Corporation Stock Fund	6,056
The Dun & Bradstreet Legacy Fund	596

Net Appreciation	$22,891

4. Nonparticipant-Directed Investments

From 2001 through 2004, for participants who were younger than age 50, the EPS Match was invested and held in the Moody’s Corporation Stock Fund and could not be transferred to another Plan fund prior to the participant reaching age 50. For participants age 50 and over, the EPS Match was invested consistent with the participants’ normal investment elections. Effective January 1, 2005, for all participants, regardless of age, the EPS Match was invested consistent with the participants’ normal investment elections and all transfer restrictions were lifted.

5. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Top-heavy Provision

Tax laws require the Plan to include provisions that would take effect if the Plan becomes “top-heavy”. A plan is considered top-heavy if 60% or more of the value of all plan benefits are allocated to a small group of senior employees. As of December 31, 2006 and 2005, the Plan was not considered top-heavy.

7. Reconciliation of Financial Statements to Form 5500

The following are reconciliations per the financial statements as of and for the year ended December 31, 2006, to the Form 5500:

(In thousands)
Net assets available for benefits per the financial statements	$296,357
Contributions refund payable due to corrective distributions	503
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(468)

Net assets available for benefits per Form 5500	$296,392

Participant contributions per financial statements	$23,729
Contributions refund payable due to corrective distributions	503

Participant contributions per Form 5500	$24,232

Total investment income per the financial statements	$31,856
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(468)

Total investment income per the Form 5500	$31,388

Subsequent to the end of the year, the Company was notified by the Trustee that it failed the Internal Revenue Code Section 415(c), Annual Additions Limitation Test. This test examines the relationship of participant contributions between highly compensated and non-highly compensated participants. Based on the test results, the Plan is required to make corrective distributions to highly compensated participants for the 2006 plan year. These corrective distributions were made in 2007 and were recorded as a contribution refund payable at December 31, 2006.

8. Subsequent Event

Effective January 2007, four new investment types with 14 new investment options were added to the Plan and became available to participants. See Note 3 for further information and descriptions of the investment options.

Effective January 2007, two investment options (Fidelity Asset Manager and Fidelity Aggressive Growth Fund) were no longer available as investment options to participants. All future contributions to Fidelity Asset Manager were automatically transferred to the Fidelity Freedom Fund. Additionally, assets remaining in the Fidelity Aggressive Growth Fund, which was closed to new investments in August 2005, were transferred to the Fidelity Mid-Cap Stock Fund. See Note 3 for further information.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes

As of December 31, 2006

(tabular dollar amounts in thousands)

	Identity of issuer, borrower or similar party	Maturity date	Annual interest rate		Number of shares/ units/ or principal amount	Current value
	Employer-related investments:
**	Moody’s Corporation Stock Fund				1,476,645	$55,268
***	The Dun & Bradstreet Legacy Fund				125,110	3,138

	Total employer-related investments					58,406

	Common trust funds:
	Fully benefit-responsive investment contracts
*	Fidelity Managed Income Portfolio II				39,536,818	39,069
	Non benefit-responsive investment contracts
*	Fidelity U.S. Equity Index Commingled Pool				1,121,116	50,910

	Total common trust funds					89,979

	Mutual funds:
*	Fidelity U.S. Bond Index Fund				1,151,040	12,500
*	Fidelity PIMCO Total Return Fund				867,198	9,002
*	Fidelity Equity-Income Fund				206,923	12,115
*	Fidelity Aggressive Growth Fund				344,892	6,687
*	Fidelity Blue Chip Growth Fund				259,408	11,494
*	Fidelity Low-Priced Stock Fund				365,700	15,923
*	Fidelity Mid-Cap Stock Fund				496,405	14,465
*	Fidelity Diversified International Fund				690,760	25,524
*	Spartan Extended Market Index Fund				398,016	15,336
*	Spartan International Index Fund				282,494	12,469
*	Fidelity Asset Manager				186,624	3,007

	Total mutual funds					138,522

	Participant loans	1 month to 9 years	5.75 to 11.50	% %	2,366,240	2,366

						$289,273

*	Trustee of the Plan and therefore a party-in-interest for which a statutory exemption exists.
**	Investment qualifies as a party-in-interest for the Plan. This represents 784,353 shares of Moody’s Corporation common stock and $692,292 in cash.
***	This represents 36,827 shares of Dun & Bradstreet Corporation common stock and $88,283 in cash.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/s/ JOSEPH MCCABE
Joseph McCabe
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 29, 2007